UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file Number 0-13818
POPULAR, INC. U.S.A. 401(K) SAVINGS & INVESTMENT PLAN

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)
POPULAR, INC.

209 MUNOZ RIVERA AVENUE

HATO REY, PUERTO RICO 00918

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. U.S.A. 401(k)
Savings & Investment Plan
Financial Statements and
Supplemental Schedule
December 31, 2006 and 2005

Popular, Inc. U.S.A. Profit Sharing/401(k) Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

Supplemental Schedule:*

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	10

*	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Popular, Inc. U.S.A. 401(k) Savings & Investment Plan (the “Plan”) at December 31, 2006 and December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
New York, NY
June 28, 2007

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets
Investments, at fair value (see Note 4)	$122,054,044	$59,688,157
Receivables:
Employer’s contribution	1,253,839	870,694
Participants’ contributions	18,103	11,226
Interest and other receivables	—	44,895

Total receivables	1,271,942	926,815
Total assets	123,325,986	60,614,972

Liabilities

Refundable contributions	69,997	—

Total liabilities	69,997

Net assets available for benefits at fair value	123,255,989	60,614,972

Adjustment from fair value to contract value for fully benefit -responsive investment contracts	504,195	—

Net assets available for benefits	$123,760,184	$60,614,972

See accompanying notes to the financial statements.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions to net assets attributed to:
Investments income
Net depreciation in fair value of investments (See Note 4)	$(2,915,885)
Dividends	1,080,631
Interest income, investments	282,204
Interest income, participant’s loans	225,882

(1,327,168)

Contributions:
Participant	10,293,154
Rollovers from external sources	1,440,644
Employer	5,651,557
Transfers in — other plans	61,895,287

79,280,642

Total additions	77,953,474

Deductions from net assets attributed to:
Benefits paid to participants	14,705,534
Refunded contributions	69,997
Administrative expenses	32,731

Total deductions	14,808,262

Increase in Net Assets	63,145,212

Net assets available for plan benefits:
Beginning of year	60,614,972

End of year	$123,760,184

See accompanying notes to the financial statements.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.	Description of the Plan

The following brief description of the Popular, Inc. U.S.A. 401(k) Savings & Investment Plan (the “Plan”) provides only general information. Popular, Inc. is the sponsor of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General The Plan is a defined contribution plan covering substantially all employees of the Employer(s) who have completed 30 days of service.

Effective April 1, 2006, Popular Financial Holding’s, Inc. Savings and Retirement Plan was merged with and into Popular, Inc.’s USA 401 (k) Plan and renamed as Popular, Inc. USA 401 (k) Savings and Investment Plan. In April 2006, certain accounts from a profit sharing plan established by Banco Popular de Puerto Rico were also transferred into the plan. These accounts were held on behalf of former employees of Banco Popular de Puerto Rico who subsequently became employees of Banco Popular North America.

The Plan is subject to the provisions of ERISA.

Eligibility and vesting
Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the Employer’s matching and discretionary contribution portion of their account plan plus actual earnings thereon is based on years of credited service. A participant begins to vest in the Plan according to the following table:

Vesting
Years of credit service	percentage

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%
Contributions
Each year, employees may contribute a percentage of their annual compensation up to a maximum of $15,000 based on IRS limitations, as defined in the Plan. Participants direct the investment of Plan contributions into various investment options offered by the Plan. The Plan currently offers 18 investment options for participants that include mutual funds and separate pooled accounts in addition to stock in Popular, Inc., which is the ultimate parent company of the Plan’s sponsor. In the previous year, participants were offered 11 investment options that included mutual funds and a stock fund primarily invested in Popular, Inc. stock and cash. Newly hired employees are automatically enrolled in the Plan and are subject to have between 2% and 4%, depending on the

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2006 and 2005

employer group, of eligible compensation contributed to the Plan on a before-tax basis unless they make a different contribution election or elect not to make a contribution.

The Employer contributes a matching percentage for each elective deferral contribution made by an employee up to a stated percentage of annual compensation depending on Employer Group. The Employer may make additional matching contributions in an amount determined by the Board of Directors of the Employer.

Participants who are at least age 50 as of the last day of the plan year and make the maximum Employee Contributions permitted by the Plan shall be entitled to make additional contributions on a before-tax basis (“Catch-Up Contributions”) in accordance with IRS code.

Participant accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Employer’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant loans
Participants may borrow against their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested portion of the participant’s equity in the Plan. Loan transactions are treated as a transfer to (from) the investment fund from (to) participant loans. Loan terms range from one to five years or longer if used to acquire a principal residence. Loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates ranged from 5.70% to 11.00%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Distributions Distributions may occur for termination, retirement, disability, or death. The Plan provides that benefits be distributed in one single sum.

Plan termination
Although it has not expressed any intent to do so, the sponsor may terminate the Plan for any reason at any time, in which event there shall be no employer duty to make contributions. In the event of termination, all participants become fully vested and have a nonforfeitable right to their full account balance.

2.	Summary of Significant Accounting Policies

Basis of presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the more significant accounting policies follows.

Valuation of investments
Plan investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Popular, Inc. Common Stock is valued at its quoted market price at December 31, 2006. Non-registered pooled separate accounts managed by Principal Investments are valued daily based on

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2006 and 2005

the market value of the underlying assets in each separate account. The plan’s interest in the single group annuity contract is valued based on information reported by the issuing insurance company.
Investment income
Purchases and sales of securities are recorded on a trade-date basis. Net gain on investments is a combination of net realized gains (losses) and the change in unrealized appreciation (depreciation) from the previous year-end. The weighted average cost basis is used when computing realized gain or loss. Dividends are recorded on the ex-dividend date.
Administrative expenses
Legal and other administrative expenses except for loan fees are paid by the Employer and, accordingly, have not been reflected in the Plan’s financial statements. Fees imposed to administer loans are used to reduce the participants’ accounts.
Payment of benefits
Benefits are recorded when paid.
Forfeited accounts
At December 31, 2006 forfeited non-vested accounts totaled $255,272 and were included in the Plan’s assets. There were no forfeited non-vested balances at December 31, 2005. During 2006 and 2005, forfeitures applied to reduce employer contributions totaled $1,601,468 and $419,607, respectively.
Refundable contributions
Refundable contributions totaled $69,997 at December 31, 2006. These excess contributions arose as a result of failing non-discrimination tests which are prepared in accordance with the Internal Revenue Service Regulations. During 2007, the refundable contributions were returned to the affected employees. There were no refundable contributions for 2005 as the Plan passed the non-discrimination tests.
Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
As described in the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributed to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in a single group annuity contract with a fixed rate of interest. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the annuity contract as well as the adjustment of the investment in the annuity contract from fair value to contract value relating to the investment contract. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2006 and 2005

Risks and uncertainties
The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

3.	Investment Contract with Insurance Company

In 2006, the Plan offered the Principal Fixed Income Option 401a Option (PFIO) as a stable value investment option available to plan participants. PFIO is a benefit-responsive group annuity contract issued by the Principal Life Insurance Company (PLIC). The methodology for calculating the interest crediting rate is defined in the contract under the term “Composite Crediting Rate.” The Composite Crediting Rate is determined by solving for the rate that, when used to accrue interest from the first day of such Deposit Period to the end of such Deposit Period, including expected Net Cash Flows, will result in a value equal to the sum of (a), (b), and (c) below, rounded to the nearest 5 basis points:

(a)	The aggregate of the values of each Guaranteed Interest Fund for which the Deposit Period have closed. This value will be determined by accumulating the value immediately prior to the first day of the Deposit Period for which the Composite Crediting Rate is determined, with interest at the effective annual Guaranteed Interest Rate for each such Guaranteed Interest Fund for the Deposit Period.

(b)	The expected value of any Guaranteed Interest Fund for which the Deposit Period has not closed. This value will be determined based on expected Net Cash Flow accumulated with interest at the effective annual Guaranteed Interest Rate for the Guaranteed Interest Fund for the Deposit Period.

(c)	The expected value of any Guaranteed Interest Fund for the Deposit Period the Composite Crediting Rate is being determined. This value will be determined based on expected Net Cash Flow accumulated with interest at the effective annual Guaranteed Interest Rate for the Guaranteed Interest Fund for the Deposit Period.
Under the terms of the existing contract, the crediting rate is currently reset on a semiannual basis. There was no minimum crediting rate. Changes in future interest crediting rates will not affect the amount reported on the statement of net assets available for benefits representing the adjustment for the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value.

The PFIO is a single group annuity contract with a fixed rate of interest. It is not a portfolio of contracts whose yields are based on changes in fair value of underlying assets as would be found in a Stable Value fund. As a result, the average yield earned by the plan is the yield earned (i.e. interest credited) on the group annuity contract. The interest rate history for the contract is as follows:

Time Period	Rate

January 1, 2006 – June 30, 2006	3.30%

July 1, 2006 – December 31, 2006	3.30%
By definition, the PFIO group annuity contract is an insurance contract. As a result, the plan may transact according to the terms defined in the contract at any time. Deposits received prior to 3:00 P.M. Central Time on a business day are accepted and credited to the relevant Guaranteed Interest Fund. Interest is credited to the Guaranteed Interest Fund on a daily basis from the date Deposits are accepted until paid, transferred or applied in full. Fees may be paid in one of the following three ways:
•	By being netted from the effective annual interest rate;

•	By being paid separately by the Plan sponsors; or

•	By being deducted from the Guaranteed Interest Fund.
Benefit Payments are deducted from the value of the Guaranteed Interest Funds, to the extent that the Composite Value is sufficient to make such payments. Payments and Transfers are made in full within 3 Business Days after the date payment or transfer has been requested. In the event that market conditions are such that it is determined that they will not allow for the orderly transfer or sale of financial instruments, up to an additional 30 days may be required to make such payments or transfers.

If the plan sponsor wishes to terminate the plan’s interest, the value of the plan’s interest will be paid out twelve months after the Record Keeper receives notification. In lieu of the twelve (12) month delay, the Record Keeper may request immediate payment of the amounts requested subject to a 5% surrender fee. In addition, the plan’s contract shall be terminated on the date when both no current Deposit Arrangements have been made between the Record Keeper and Plan Sponsor and there are no Guaranteed Interest Funds with a value greater than zero.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2006 and 2005

4.	Investments Held

Investments held by the Plan are summarized below. Those investments that represent 5 percent or more of the Plan’s net assets at the end of the year are noted with an asterisk (*).

	December 31, 2006			December 31, 2005
	Shares/Unit	Fair Value		Shares/Unit	Fair Value

Davis New York Venture Fund	—	—		65,813	$2,217,901
Fidelity Adv Equity Growth Fund	—	—		5,913	284,290
Fidelity Growth & Income Fund	—	—		56,617	1,947,630
Marshall Mid-Cap Value Fund	—	—		45,097	658,412
T. Rowe Price Mid-Cap Fund	—	—		64,991	3,518,635	*
Templeton Foreign Fund	—	—		91,450	1,159,581
Vanguard Wellington Fund	—	—		152,570	4,630,502	*
Vanguard 500 Index Fund	—	—		25,527	2,933,512
Wells Fargo Adv Small Cap Fund	—	—		31,972	964,600
Pimco Fund	—	—		264,277	2,774,907
M&I Stable Principal Fund	—	—		2,880,901	2,880,901
PIMCO Total Return ADM Fund	602,696	$6,255,981	*	—	—
Fidelity Adv Small CAP Fund	76,515	1,694,048		—	—
Capital R and M AM FDS Growth Fund	160,306	5,201,935		—	—
Principal Money Market SEP Account	12	560		—	—
Principal Lifetime 2010 SEP Account	125,221	1,846,574		—	—
Principal Lifetime 2020 SEP Account	591,069	9,075,688	*	—	—
Principal Lifetime 2030 SEP Account	71,371	1,101,926		—	—
Principal Lifetime 2040 SEP Account	43,307	663,295		—	—
Principal Lifetime 2050 SEP Account	356,465	5,423,557		—	—
Principal Lifetime STR INC SEP Account	40,237	563,568		—	—
Fidelity MDCP Growth II SEP Account	175,944	7,087,152	*	—	—
Principal Large Company Value SEP Account	259,411	7,418,811	*	—	—
Principal Small Company Value SEP Account	73,648	3,155,597		—	—
Neuberger Berman Midcap Value SEP Account	129,090	2,323,166		—	—
Principal Large Cap Stock Index SEP Account	124,332	6,948,369	*	—	—
Principal Diversified International SEP Account	92,133	5,352,612		—	—
Principal US Property SEP Account	3,261	1,803,782		—	—
Principal Fixed Income 401(A)/(K)	741,706	9,579,743	*	—	—

Popular Inc. Common Stock Fund				650,219	33,773,157	*
Popular Inc. Common Stock	2,379,690	42,715,428	*

		118,211,792			57,744,028
Participant Loans		3,842,252			1,944,129

Total		$122,054,044			$59,688,157

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2006 and 2005

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,915,885 as follows:

Mutual funds and pooled separate accounts	$4,216,405
Common stock	(7,132,290)

$(2,915,885)

The net depreciation in fair value of investments included an adjustment from fair value to contract value for fully benefit-responsive investment contract of $504,195.
5.	Income Taxes

The Popular, Inc. U.S.A. Profit Sharing/401(k) Plan received a favorable determination letter from the Internal Revenue Service, dated March 25, 2004, indicating that it qualified under Section 401(a) of the Internal Revenue Code (IRC).

6.	Related Party Transactions

Certain Plan investments are shares of mutual funds and pooled separate accounts managed by Principal Investments. Principal Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan also invested in common stock and cash of its sponsor, Popular, Inc. In addition, the Company pays certain costs on behalf of the Plan. Fees paid by the Company for administrative services amounted to $92,283 for the year ended December 31, 2006.

7.	Prohibited Transactions

During the year 2005, Popular, Inc. announced a special rights offering (“the rights offering”) pursuant to which each holder of record of its common stock (“Popular Stock”) on November 7, 2005 (the “Record Date”) received one (1) non-transferable right for each twenty-six (26) shares of Popular Stock held (the “Rights”). In general, the Rights allowed shareholders of Popular, Inc. to acquire additional shares of Popular Stock at a discount from market value. The deadline for exercising the Rights was December 19, 2005.

Since the Plan was the holder of record of Popular Stock on the Record Date, the grant of a Right to the Plan was a grant of an “employer security” under Section 407 (d) (1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In addition, since the Rights were not “qualifying employer securities” under ERISA Section 407 (d) (5), the grant of the Rights to the Plan would violate ERISA Section 406 (a) (1) (E) and Section 407 (a) (1) unless an exemption is issued.

The Plan was involved in the transaction because Popular, Inc. treated all holders of Popular Stock in a similar manner with respect to the Rights. In addition, as a holder of Popular Stock, the Plan was entitled to any rights available to the other holders of Popular Stock. Popular, Inc. has filed a petition requesting that the United States Department of Labor (the “DOL”) issue a prohibited transaction individual exemption (the “Exemption Petition”) under the authority granted pursuant to Section 408 (e) of ERISA which would apply to the Plan.

Exhibit I
Popular, Inc. U.S.A. Profit Sharing/401(k) Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2006

			(d) Current
(a)	(b) Identity of issue,	(c) Description of investment	Value

	PIMCO Total Return ADM Fund	602,696 shares	$6,255,981
	Fidelity Adv Small CAP Fund	76,515 shares	1,694,048
	Capital R and M AM FDS Growth Fund	160,306 shares	5,201,935
*	Principal Money Market SEP Account	12 shares	560
*	Principal Lifetime 2010 SEP Account	125,221 shares	1,846,574
*	Principal Lifetime 2020 SEP Account	591,069 shares	9,075,688
*	Principal Lifetime 2030 SEP Account	71,371 shares	1,101,926
*	Principal Lifetime 2040 SEP Account	43,307 shares	663,295
*	Principal Lifetime 2050 SEP Account	356,465 shares	5,423,557
*	Principal Lifetime STR INC SEP Account	40,237 shares	563,568
	Fidelity MDCP Growth II SEP Account	175,944 shares	7,087,152
*	Principal Large Company Value SEP Account	259,411 shares	7,418,811
*	Principal Small Company Value SEP Account	73,648 shares	3,155,597
	Neuberger Berman Midcap Value SEP Account	129,090 shares	2,323,166
*	Principal Large Cap Stock Index SEP Account	124,332 shares	6,948,369
*	Principal Diversified International SEP Account	92,133 shares	5,352,612
*	Principal US Property SEP Account	3,261 shares	1,803,782
*	Principal Fixed Income 401(A)/(K)	741,706 shares	9,579,743
*	Popular Inc. Common Stock	2,379,690 shares	42,715,428
*	Participant Loans	Interest rates range between 5.70% and 11%	3,842,252

	Total		$122,054,044

*	Party in interest to the Plan.

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. U.S.A. 401(K) SAVINGS & INVESTMENT PLAN (Registrant)
Date: June 28, 2007	By:	/s/ Roberta Kushen
Roberta Kushen
Authorized Representative